UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            IXC Communications, Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer

                          Common Stock, $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     450713102
           ---------------------------------------------------------
                                 (CUSIP Number)



       Michael M. Pastore, Esq., General Electric Investment Corporation,
                     3003 Summer Street, Stamford, CT 06904
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notes and
                                 Communications)



                                October 31, 1997
           ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------                     -------------------------
CUSIP No.   450713102                                  Page 2 of 7 Pages
----------------------------------                     -------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Trustees of General Electric Pension Trust
         I.R.S. # 14-6015763
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|

                                                                         (b) |_|
     Not applicable
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

         New York State
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NUMBER OF SHARES    7   SOLE VOTING POWER
  BENEFICIALLY
      OWNED             8,624,517 (9,950,067 shares upon conversion of Preferred
BY EACH REPORTING       Stock)
   PERSON WITH    --------------------------------------------------------------
                    8   SHARED VOTING POWER

                           0
                  --------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        8,624,517 (9,950,067 shares upon conversion of Preferred
                        Stock)
                  --------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,624,517 (9,950,067 shares upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

         Not Applicable
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.3%  (30.3% upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         EP
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      NOTE: This Amendment No. 2 amends the Statement on Schedule 13D filed by the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT") on July 9, 1996 and amended on April 1, 1997 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share ("Common Stock") of IXC Communications, Inc., a Delaware corporation (the "Issuer"). Unless defined herein, all capitalized terms shall have the meanings set forth in the
Schedule 13D. The Items from the Schedule 13D are amended as follows:

Item 2.  Identity and Background

      This statement is filed on behalf of the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT")(sometimes also referred to as the "Reporting Person").

      The address of the principal offices of GEPT is 3003 Summer Street, Stamford, Connecticut 06904.

      For information with respect to the identity and principal occupation of each Trustee of GEPT see Schedule I attached hereto.

      During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person identified in Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Reporting Person and, to the best knowledge of the Reporting Person, all persons identified in Schedule I are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

      GEPT was a beneficial owner of 6,725 shares of Series 3 Preferred Stock of the Issuer ("Series 3 Preferred Stock"), according to its terms not convertible into any class of stock required to be registered pursuant to Section 12 of the Securities Exchange Act of 1934.

      In October 1997, the Issuer made a tender offer for all the outstanding shares of Series 3 Preferred Stock. On October 31, 1997, GEPT has tendered 6,725 shares of Series 3 Preferred Stock owned by it and received in exchange 335,259 shares of Common Stock of the Issuer.

Item 4.  Purpose of Transaction

      GEPT has exchanged its shares of Series 3 Preferred Stock for the shares of Common Stock reported herein pursuant to the tender offer of the Issuer. GEPT intends to review its investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell the shares of Common Stock owned by it, if appropriate opportunities to do so are available, on such terms and at such times as it considers advisable.

      GEPT does not have any special voting rights on any matter required or permitted to be voted upon by the stockholders of the Issuer other than voting rights possessed by all holders of Common Stock.

                               Page 3 of 7 Pages

      Subject to the foregoing, the Reporting Person does not have any present plans or proposals, which relate to or would result in:

   (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of the Issuer;

   (f) Any other material change in the Issuer's business or corporate structure;

   (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

   (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer

      As of the date hereof, GEPT has sole beneficial ownership of 9,950,067 shares of Common Stock representing approximately 30.3% of all shares of Common Stock issued and outstanding. This number reflects the ownership of shares of Common Stock upon conversion of 310,974 shares of 7 1/4% Junior Convertible Preferred Stock due 2007 of the Issuer ("Preferred Stock"). GEPT purchased 300,000 shares of Preferred Stock from Credit Suisse First Boston Corporation and Dillon, Read & Co., Inc. on April 1, 1997, for $30,000,000; further, GEPT received stock dividends in June and September 1997 in the amount of 5,438 and 5,536 shares of Preferred Stock, respectively. The shares of Preferred Stock presently owned by GEPT are convertible, in the aggregate, into 1,325,550 shares of Common Stock, pursuant to the conversion provisions of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 7 1/4% Junior Convertible Preferred Stock Due 2007 and Qualifications, Limitations and Restrictions Thereof dated as of March 31, 1997, which was attached as Exhibit 1 to the Amendment No. 1 to Schedule 13D and is incorporated herein by reference.

   (k) GEPT has sole power to vote or to direct the vote, in the case of shares of Common Stock, and to dispose or direct the disposition of the shares of Common Stock and Preferred Stock beneficially owned by GEPT.

   (l) Except as disclosed herein, neither GEPT nor any person identified in
Schedule I has


                               Page 4 of 7 Pages
effected any transaction in shares of Common Stock and Preferred Stock during the preceding 60 days.

   (m) GEPT has the sole right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock and Preferred Stock owned by it.

   (n) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


          None.


Item 7. Material to Be Filed as Exhibits


          None.


                               Page 5 of 7 Pages

                                    Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Dated: November 17, 1997


                                  TRUSTEES OF GENERAL ELECTRIC
                                  PENSION TRUST

                                  By: General Electric Investment Corporation,
                                      its Investment Manager


                                  By: /s/ Michael M. Pastore
                                     ---------------------------------------
                                     Name: Michael M. Pastore
                                     Title: Vice President


                               Page 6 of 7 Pages

                                                                      SCHEDULE I

                         General Electric Pension Trust


      The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

      The names and principal occupations of each of the Trustees of the General Electric Pension Trust are as follows:


Eugene K. Bolton                        Executive Vice President - Domestic
                                        Equity Investments of General
                                        Electric Investment Corporation
                                        ("GEIC"), Executive Vice President of
                                        General Electric Investment
                                        Management Incorporated ("GEIM")

Michael J. Cosgrove                     Executive Vice President - Mutual
                                        Funds of GEIC, Executive Vice
                                        President of GEIM

John H. Myers                           Vice President of General Electric
                                        Company, Chairman of the Board and
                                        President of GEIC and GEIM

Ralph R. Layman                         Executive Vice President -
                                        International Equity Investments of
                                        GEIC, Executive Vice President of GEIM

Alan M. Lewis                           Executive Vice President, General
                                        Counsel and Secretary of GEIC and GEIM

Robert A. MacDougall                    Executive Vice President - Fixed
                                        Income of GEIC, Executive Vice
                                        President of GEIM

Thomas J. Szkutak                       Executive Vice President - Finance
                                        and Administration of GEIC, Executive
                                        Vice President and Chief Financial
                                        Officer of GEIM

Donald W. Torey                         Executive Vice President - Real
                                        Estate and Private Equities of GEIC,
                                        Executive Vice President of GEIM